Registration No.  333-94023
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 396

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on January 6, 2000 at 2:00 p.m. pursuant to Rule 487.


                ________________________________


       The Dow(sm) Dividend And Repurchase Target 10 FlexPortfolio
                        1(st) Quarter 2000 Series
      The Nasdaq Target 15 FlexPortfolio, 1(st) Quarter 2000 Series
       The S&P Target 10 FlexPortfolio, 1(st) Quarter 2000 Series
                     Bandwidth FlexPortfolio Series
                     e-Business FlexPortfolio Series
                    New e-conomy FlexPortfolio Series

                                 FT 396


FT 396 is a series of a unit investment trust, the FT Series. Each of the six portfolios listed above (each, a "Trust," and collectively, the "Trusts") is a separate portfolio, or series, of FT 396. The Dow(sm) Dividend And Repurchase Target 10 FlexPortfolio, 1(st) Quarter 2000 Series; The Nasdaq Target 15 FlexPortfolio, 1(st) Quarter 2000 Series; and The S&P Target 10 FlexPortfolio, 1(st) Quarter 2000 Series (the "Target FlexPortfolios") each consist of a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Bandwidth FlexPortfolio Series; e-Business FlexPortfolio Series; and New e-conomy FlexPortfolio Series (the "Sector FlexPortfolios") each consist of a diversified portfolio of Securities issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide an above-average total return.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


             The date of this prospectus is January 6, 2000

                          Table of Contents

Summary of Essential Information                           3
Fee Table                                                  5
Report of Independent Auditors                             7
Statements of Net Assets                                   8
Schedules of Investments                                  10
The FT Series                                             17
Portfolios                                                18
Risk Factors                                              22
Hypothetical Performance Information                      23
Public Offering                                           26
Distribution of Units                                     27
The Sponsor's Profits                                     27
The Secondary Market                                      28
How We Purchase Units                                     28
Expenses and Charges                                      28
Tax Status                                                29
Rights of Unit Holders                                    30
Income and Capital Distributions                          30
Redeeming Your Units                                      31
Investing in a New Trust                                  32
Removing Securities from a Trust                          33
Amending or Terminating the Indenture                     33
Information on the Sponsor, Trustee and Evaluator         34
Other Information                                         35

                       Summary of Essential Information

                                 FT 396


At the Opening of Business on the Initial Date of Deposit-January 6, 2000


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                      The Dow(sm)      The Nasdaq            The S&P
                                                                      DART 10          Target 15             Target 10
                                                                      FlexPortfolio    FlexPortfolio         FlexPortfolio
                                                                      1(st) Quarter    1(st) Quarter         1(st) Quarter
                                                                      2000 Series      2000 Series           2000 Series
                                                                      ____________     ____________          ____________
Initial Number of Units (1)                                               14,996           14,986                14,997
Fractional Undivided Interest in the Trust per Unit (1)                 1/14,996         1/14,986              1/14,997
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)     $   10.000       $   10.000            $   10.000
   Maximum Sponsor retention of .6690% of the Public Offering Price per Unit (.6690% of the net amount invested, exclusive
         of the deferred Sponsor retention) (3)                       $   .06690       $   .06690            $   .06690
   Less deferred Sponsor retention per Unit                           $  (.06690)      $  (.06690)           $  (.06690)
   Public Offering Price per Unit (4)                                 $   10.000       $   10.000            $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                       $   10.000       $   10.000            $   10.000
Redemption Price per Unit (based on aggregate underlying
    value of Securities less accrued Sponsor retention) (5)           $   10.000       $   10.000            $   10.000
Estimated Net Annual Distribution per Unit (6)                        $    .2418             N.A.                  N.A.
Cash CUSIP Number                                                     30265H 257       30265H 273            30265H 299
Reinvestment CUSIP Number                                             30265H 265       30265H 281            30265H 307
Security Code                                                              57982            57984                 57986
Mandatory Termination Date (7)                                        March 30, 2001   March 30, 2001        March 30, 2001

First Settlement Date                                 January 11, 2000
Rollover Notification Date                            March 1, 2001
Special Redemption and Liquidation Period             March 15, 2001 to March 30, 2001
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2000
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 2000

_____________

See "Notes to Summary of Essential Information" on page 4.

                   Summary of Essential Information

                                 FT 396


At the Opening of Business on the Initial Date of Deposit-January 6, 2000


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                            Bandwidth         e-Business       New e-conomy
                                                                            FlexPortfolio     FlexPortfolio    FlexPortfolio
                                                                            Series            Series           Series
                                                                            ____________      ____________     ____________
Initial Number of Units (1)                                                    15,000             14,989           15,036
Fractional Undivided Interest in the Trust per Unit (1)                      1/15,000           1/14,989         1/15,036
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)           $  10.000         $   10.000       $   10.000
   Maximum Sponsor retention of 2.75% of
         the Public Offering Price per Unit
          (2.75% of the net amount invested, exclusive of the
          deferred Sponsor retention) (3)                                   $     .275        $     .275       $     .275
   Less deferred Sponsor retention per Unit                                 $    (.275)       $    (.275)      $    (.275)
   Public Offering Price per Unit (4)                                       $   10.000        $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                             $   10.000        $   10.000       $   10.000
Redemption Price per Unit (based on aggregate underlying
    value of Securities less accrued Sponsor retention) (5)                 $   10.000        $   10.000       $   10.000
Cash CUSIP Number                                                           30265H 315        30265H 331       30265H 356
Reinvestment CUSIP Number                                                   30265H 323        30265H 349       30265H 364
Security Code                                                                    57988             57990            57992
Mandatory Termination Date (7)                                              January 6, 2005   January 6, 2005  January 6, 2005

First Settlement Date                                 January 11, 2000
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2000
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 2000

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum Sponsor retention is entirely deferred. See "Fee Table" and "Public Offering." If you redeem or sell Units, you will not be assessed any remaining unaccrued Sponsor retention at the time of sale or redemption.

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you will receive will vary with changes in the Dowsm DART 10 FlexPortfolio's fees and expenses, dividends received and the sale of Securities. Dividend yield was not a selection criterion for any Trust except for the Dowsm DART 10 FlexPortfolio. We will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year for the Sector FlexPortfolios or as part of the final liquidation distribution for the Target FlexPortfolios.

(7) See "Amending or Terminating the Indenture."

                              Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Target FlexPortfolio has a term of approximately 15 months, each Sector FlexPortfolio has a term of approximately five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees. This Fee Table also assumes that when each Target FlexPortfolio terminates, the principal amount and distributions are rolled over into a New Trust, and you pay the Sponsor retention (sales charge).

                                                                     THE DOW(SM)         THE NASDAQ
                                                                     DART 10             TARGET 15
                                                                     FLEXPORTFOLIO       FLEXPORTFOLIO
                                                                     1(ST) QUARTER       1(ST) QUARTER
                                                                     2000 SERIES         2000 SERIES
                                                                     ______________      _____________
                                                                                Amount             Amount
                                                                                per Unit           per Unit
                                                                                ________           ________
Unit Holder Transaction Expenses
     (as a percentage of public offering price)
Maximum Sponsor retention (sales charge)                             .6690%(a)  $.06690  .6690%(a) $.06690
                                                                     =====      =======  =====     =======
Maximum Sponsor retention imposed on reinvested dividends            .6690%(b)  $.06690  .6690%(b) $.06690
                                                                     =====      =======  =====     =======

Organization Costs
     (as a percentage of public offering price)
Estimated organization costs                                         .128%(c)   $.0128   .108%(c)  $.0108
                                                                     ======     ======   =====     ======

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)
Portfolio supervision, bookkeeping,                                  .064%      $.0065   .064%     $.0065
    administrative and evaluation fees
Trustee's fee and other operating expenses                           .104%(d)    .0107   .123%(d)   .0127
                                                                     _____      _____    _____     ______
   Total                                                             .168%      $.0172   .187%     $.0192
                                                                     =====      ======   =====     ======

                                                                     THE S&P
                                                                     TARGET 10
                                                                     FLEXPORTFOLIO
                                                                     1(ST) QUARTER
                                                                     2000 SERIES
                                                                     ________________
                                                                                 Amount
                                                                                 per Unit
                                                                                 ________
Unit Holder Transaction Expenses
     (as a percentage of public offering price)
Maximum Sponsor retention (sales charge)                             .6690%(a)   $.06690
                                                                     =====       =======
Maximum Sponsor retention imposed on reinvested dividends            .6690%(b)   $.06690
                                                                     =====       =======

Organization Costs
     (as a percentage of public offering price)
Estimated organization costs                                         .098%(c)    $.0098
                                                                     =====       ======

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)
Portfolio supervision, bookkeeping,                                  .064%       $.0065
    administrative and evaluation fees
Trustee's fee and other operating expenses                           .133%(d)     .0137
                                                                     _____       ______
   Total                                                             .197%       $.0202
                                                                     =====       ======

                                                                 BANDWIDTH             E-BUSINESS         NEW E-CONOMY
                                                                 FLEXPORTFOLIO         FLEXPORTFOLIO      FLEXPORTFOLIO
                                                                 SERIES                SERIES             SERIES
                                                                 ________________      ________________   ________________
                                                                                  Amount           Amount             Amount
                                                                                  per Unit         per Unit           per Unit
                                                                                  ________         ________           ________
Unit Holder Transaction Expenses
     (as a percentage of public offering price)
Maximum Sponsor retention (sales charge)                         2.75%(a)    $.275    2.75%(a) $.275      2.75%(a)  $.275
                                                                 ======      =======  =====    =======    ======    =======
Maximum Sponsor retention imposed on reinvested dividends        2.75%(b)    $.275    2.75%(a) $.275      2.75%(b)  $.275
                                                                 ======      =======  =====    =======    ======    =======

Organization Costs
     (as a percentage of public offering price)
Estimated organization costs                                     .052%(c)    $.0052   .052%(c) $.0052     .052%(c)  $.0052
                                                                 ======      ======   =====    =======    =====     ======

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)
Portfolio supervision, bookkeeping,                              .096%       $.0098   .096%    $.0098     .096%     $.0098
    administrative and evaluation fees
Trustee's fee and other operating expenses                       .146%(d)     .0150   .146%(d)  .0150     .146%(d)   .0150
                                                                 ______      ______   ______   _____      _____     _____
   Total                                                         .242%       $.0248   .242%    $.0248     .242%     $.0248
                                                                 ======      ======   ======   =====      =====     =====

Page 5


______________

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                 1 Year    3 Years(e) 5 Years(e) 10 Years(e)
                                                                 ______    _______    _______    ________
The Dow(sm) DART 10 FlexPortfolio, 1(st) Quarter 2000 Series     $83       $258       $433       $954
The Nasdaq Target 15 FlexPortfolio, 1(st) Quarter 2000 Series     83        258        436        961
The S&P Target 10 FlexPortfolio, 1(st) Quarter 2000 Series        83        258        437        965
Bandwidth FlexPortfolio Series                                    84        253        436        N.A.
e-Business FlexPortfolio Series                                   84        253        436        N.A.
New e-conomy FlexPortfolio Series                                 84        253        436        N.A.

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

(a) The maximum Sponsor retention (sales charge) is entirely deferred. Sponsor retention is the sales charge paid to the Sponsor as compensation for its activities in connection with creating a Trust. Dealers and other selling agents will receive no concessions or commissions on the sale of Units. The maximum Sponsor retention for each Target FlexPortfolio is a fixed dollar amount equal to $.06690 per Unit, accrued daily at the rate of $.00015067 per Unit and for each Sector FlexPortfolio is a fixed dollar amount equal to $.275 per Unit, accrued daily at the rate of $.00015093 per Unit. Accrued Sponsor retention for all Trusts will be deducted monthly beginning January 20, 2000 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) over the life of a Trust and at a Trust's termination. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the Sponsor retention will not change but the Sponsor retention on a percentage basis will be more than .6690% of the Public Offering Price for each Target FlexPortfolio and more than 2.75% of the Public Offering Price for each Sector FlexPortfolio. When you purchase Units, you will only be subject to Sponsor retention payments not yet accrued.

(b)Reinvested dividends will be subject only to Sponsor retention payments not yet accrued at the time of reinvestment. See "Income and Capital Distributions."

(c) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d) Other operating expenses for the Sector FlexPortfolios include the costs incurred by these Trusts for annually updating such Trusts' registration statements. Historically, we paid these costs. Other operating expenses for The Dow(sm) DART 10 FlexPortfolio, The Nasdaq Target 15 FlexPortfolio and The S&P Target 10 FlexPortfolio include estimated per Unit costs associated with a license fee as described in "Expenses and Charges." Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(e) The example represents the estimated costs incurred by each Target FlexPortfolio assuming that when a Trust terminates, the principal amount and distributions are rolled over into a New Trust. For each Sector FlexPortfolio, the example represents the estimated costs incurred through each Trust's approximate five-year life.

                 Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 396


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 396, comprised of The Dow(sm) Dividend And Repurchase Target 10 FlexPortfolio, 1(st) Quarter 2000 Series; The Nasdaq Target 15 FlexPortfolio, 1(st) Quarter 2000 Series; The S&P Target 10 FlexPortfolio, 1(st) Quarter 2000 Series; Bandwidth FlexPortfolio Series; e-Business FlexPortfolio Series; and New e-conomy FlexPortfolio Series, as of the opening of business on January 6, 2000. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on January 6, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 396, comprised of The Dow(sm) Dividend And Repurchase Target 10 FlexPortfolio, 1(st) Quarter 2000 Series; The Nasdaq Target 15 FlexPortfolio, 1(st) Quarter 2000 Series; The S&P Target 10 FlexPortfolio, 1(st) Quarter 2000 Series; Bandwidth FlexPortfolio Series; e-Business FlexPortfolio Series; and New e-conomy FlexPortfolio Series, at the opening of business on January 6, 2000 in conformity with generally accepted accounting principles.


                               ERNST & YOUNG LLP


Chicago, Illinois
January 6, 2000

                          Statements of Net Assets

                                 FT 396


                    At the Opening of Business on the
                 Initial Date of Deposit-January 6, 2000


                                                                  The Dow(sm)      The Nasdaq             The S&P
                                                                  DART 10          Target 15              Target 10
                                                                  FlexPortfolio    FlexPortfolio          FlexPortfolio
                                                                  1(st) Quarter    1(st) Quarter          1(st) Quarter
                                                                  2000 Series      2000 Series            2000 Series
                                                                  ____________     ____________           ____________
NET ASSETS
Investment in Securities represented
    by purchase contracts (1) (2)                                 $149,959         $149,861               $149,973
Less liability for reimbursement
    to Sponsor for organization costs (3)                             (192)            (162)                  (147)
                                                                  ________         ________               ________
Net assets                                                        $149,767         $149,699               $149,826
                                                                  ========         ========               ========
Units outstanding                                                  14,996            14,986                 14,997

ANALYSIS OF NET ASSETS
Cost to investors (4)                                             $149,959         $149,861               $149,973
Less Sponsor retention (4)                                              (0)              (0)                    (0)
Less estimated reimbursement
    to Sponsor for organization costs (3)                             (192)            (162)                  (147)
                                                                  ________         ________               ________
Net assets                                                        $149,767         $149,699               $149,826
                                                                  ========         ========               ========

______________

See "Notes to Statements of Net Assets" on page 9.

                      Statements of Net Assets (cont'd.)

                                 FT 396


At the Opening of Business on the Initial Date of Deposit-January 6, 2000


                                                                            Bandwidth        e-Business       New e-conomy
                                                                            FlexPortfolio    FlexPortfolio    FlexPortfolio
                                                                            Series           Series           Series
                                                                            ____________     ____________     ____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)          $150,002         $149,895         $150,361
Less liability for reimbursement to Sponsor for organization costs (3)           (78)             (78)             (78)
                                                                            ________         ________         ________
Net assets                                                                  $149,924         $149,817         $150,283
                                                                            ========         ========         ========
Units outstanding                                                             15,000           14,989           15,036

ANALYSIS OF NET ASSETS
Cost to investors (4)                                                       $150,002         $149,895         $150,361
Less Sponsor retention (4)                                                        (0)              (0)              (0)
Less estimated reimbursement to Sponsor for organization costs (3)               (78)             (78)             (78)
                                                                            ________         ________         ________
Net assets                                                                  $149,924         $149,817         $150,283
                                                                            ========         ========         ========

______________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.


(2) Irrevocable letters of credit issued by The Chase Manhattan Bank, of which $1,200,000 will be allocated among each of the six Trusts in FT 396, have been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0128, $.0108, $.0098, $.0052, $.0052 and $.0052 per Unit for The Dow(sm) DART
10 FlexPortfolio, The Nasdaq Target 15 FlexPortfolio, The S&P Target 10 FlexPortfolio, Bandwidth FlexPortfolio, e-Business FlexPortfolio and New e-conomy FlexPortfolio Series, respectively. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) The maximum Sponsor retention is entirely deferred. The maximum Sponsor retention is .6690% of the Public Offering Price for each Target FlexPortfolio (equivalent to .6690% of the net amount invested, exclusive of the deferred Sponsor retention) or 2.75% of the Public Offering Price per Unit for each Sector FlexPortfolio (equivalent to 2.75% of the net amount invested, exclusive of the deferred Sponsor retention). This Sponsor retention, which accrues on a daily basis and which will total $.06690 per Unit for each Target FlexPortfolio or $.275 per Unit for each Sector FlexPortfolio over the life of a Trust, will be paid to us in monthly installments beginning on January 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) over the life of a Trust and at a Trust's termination. If you redeem or sell Units, you will not be subject to any remaining unaccrued Sponsor retention payments at the time of sale or redemption.

                          Schedule of Investments

      The Dow(sm) Dividend And Repurchase TARGET 10 FlexPortfolio,
                        1(st) Quarter 2000 Series
                                 FT 396


At the Opening of Business on the Initial Date of Deposit-January 6, 2000


                                                                         Percentage
Number                                                                   of Aggregate Market    Cost of          Current
of         Ticker Symbol and                                             Offering     Value per Securities to    Dividend
Shares     Name of Issuer of Securities (1)                              Price        Share     the Trust (2)    Yield (3)
______     _______________________________________                       ___________  ________  _____________    _________
352        BA       The Boeing Company                                    10%         $42.625   $  15,004         1.31%
303        CAT      Caterpillar Inc.                                      10%          49.438      14,980         2.63%
239        EK       Eastman Kodak Company                                 10%          62.688      14,982         2.81%
209        GM       General Motors Corporation                            10%          71.625      14,970         2.79%
139        HWP      Hewlett-Packard Company                               10%         107.875      14,994         0.59%
272        HON      Honeywell International Inc.                          10%          55.125      14,994         1.23%
221        MRK      Merck & Co., Inc.                                     10%          67.750      14,973         1.71%
128        JPM      J.P. Morgan & Company, Inc.                           10%         117.500      15,040         3.40%
638        MO       Philip Morris Companies, Inc.                         10%          23.500      14,993         8.17%
146        PG       Procter & Gamble Company                              10%         102.938      15,029         1.24%
                                                                        ______                   ________
                         Total Investments                               100%                    $149,959
                                                                        =====                    ========

___________

See "Notes to Schedules of Investments" on page 15.

                       Schedule of Investments

      The Nasdaq Target 15 FlexPortfolio, 1(st) Quarter 2000 Series
                                 FT 396


                    At the Opening of Business on the
                 Initial Date of Deposit-January 6, 2000


                                                                     Percentage
Number                                                               of Aggregate Market     Cost of        Market
Of         Ticker Symbol and                                         Offering     Value per  Securities to  Capitalization
Shares     Name of Issuer of Securities (1)                          Price        Share      the Trust (2)  (in millions) (4)
______     _______________________________________                   ___________  ________   _____________  _________________
 72        ADBE      Adobe Systems Incorporated                       2.94%       $ 61.250   $  4,410       $  7,362
 84        AAPL      Apple Computer, Inc.                             5.83%        104.000      8,736         16,761
 30        AMCC      Applied Micro Circuits Corporation               2.33%        116.250      3,487          6,272
121        ATML      Atmel Corporation                                2.14%         26.563      3,214          5,355
 61        CMGI      CMGI Inc.                                       11.52%        283.000     17,263         34,801
 33        ERTS      Electronic Arts Inc.                             1.97%         89.313      2,947          5,645
 39        MEDI      MedImmune, Inc.                                  3.65%        140.125      5,465          8,867
367        ORCL      Oracle Corporation                              24.98%        102.000     37,434        145,215
 38        PMCS      PMC-Sierra, Inc. (5)                             3.56%        140.563      5,341          9,566
 20        QLGC      QLogic Corporation                               2.05%        153.688      3,074          5,617
 41        RFMD      RF Micro Devices, Inc.                           1.95%         71.313      2,924          5,660
115        SEBL      Siebel Systems, Inc.                             5.72%         74.563      8,575         14,097
521        SUNW      Sun Microsystems, Inc.                          24.99%         71.875     37,447        112,277
 30        VISX      VISX, Incorporated                               1.00%         50.000      1,500          3,216
180        XLNX      Xilinx, Inc.                                     5.37%         44.688      8,044         14,249
                                                                     ______                  ________
                          Total Investments                           100%                   $149,861
                                                                     =====                   ========

___________

See "Notes to Schedules of Investments" on page 15.

                       Schedule of Investments

       The S&P Target 10 FlexPortfolio, 1(st) Quarter 2000 Series
                                 FT 396


                    At the Opening of Business on the
                 Initial Date of Deposit-January 6, 2000


                                                                                  Percentage
Number                                                                            of Aggregate   Market      Cost of
Of          Ticker Symbol and                                                     Offering       Value per   Securities to
Shares      Name of Issuer of Securities (1)                                      Price          Share       the Trust (2)
______      _______________________                                               _________      ______      _____________
216         AA          Alcoa Inc.                                                12.39%         $ 86.000    $ 18,576
255         AVY         Avery Dennison Corporation                                12.37%           72.750      18,551
437         CC          Circuit City Stores-Circuit City Group                    12.36%           42.438      18,546
133         C           Citigroup Inc.                                             4.51%           50.813       6,758
375         GP          Georgia-Pacific Group                                     12.35%           49.375      18,516
 96         LEH         Lehman Brothers Holdings Inc.                              4.48%           70.000       6,720
 56         MWD         Morgan Stanley Dean Witter & Co.                           4.49%          120.250       6,734
445         SEG         Seagate Technology, Inc.                                  12.35%           41.625      18,523
329         TAN         Tandy Corporation                                         12.35%           56.313      18,527
294         WMT         Wal-Mart Stores, Inc.                                     12.35%           63.000      18,522
                                                                                  ______                     ________
                             Total Investments                                      100%                     $149,973
                                                                                  ======                     ========

______________

See "Notes to Schedules of Investments" on page 15.

                          Schedule of Investments

                     Bandwidth FlexPortfolio Series
                                 FT 396


                    At the Opening of Business on the
                 Initial Date of Deposit-January 6, 2000


                                                                                  Percentage
Number                                                                            of Aggregate  Market      Cost of
Of          Ticker Symbol and                                                     Offering      Value per   Securities to
Shares      Name of Issuer of Securities (1)                                      Price         Share       the Trust (2)
______      _______________________________________                               ___________   ________    _____________
            Communications Services
            ______________________
118         T           AT&T Corp.                                                  4%          $ 50.938    $  6,011
102         COVD        Covad Communications Group, Inc.                            4%            59.000       6,018
125         GBLX        Global Crossing Ltd. (5)                                    4%            47.969       5,996
 78         LVLT        Level 3 Communications, Inc.                                4%            76.938       6,001
117         WCOM        MCI WorldCom, Inc.                                          4%            51.313       6,004
151         Q           Qwest Communications International Inc.                     4%            39.688       5,993

            Communications Equipment
            ______________________
 95         ADCT        ADC Telecommunications, Inc.                                4%            63.125       5,997
111         CMTN        Copper Mountain Networks, Inc.                              4%            54.125       6,008
 83         LU          Lucent Technologies Inc.                                    4%            72.625       6,028
 67         NT          Nortel Networks Corporation (5)                             4%            89.750       6,013
 97         TLAB        Tellabs, Inc.                                               4%            61.625       5,978

            Fiber Optics
            ______________________
 73         HLIT        Harmonic Inc.                                               4%            81.750       5,968
 38         JDSU        JDS Uniphase Corporation                                    4%           158.250       6,013

            Networking Products
            ______________________
 59         CSCO        Cisco Systems, Inc.                                         4%           101.688       6,000
 18         JNPR        Juniper Networks, Inc.                                      4%           326.375       5,875
 34         RBAK        Redback Networks Inc.                                       4%           176.063       5,986

            Semiconductors
            ______________________
 52         AMCC        Applied Micro Circuits Corporation                          4%           116.250       6,045
 24         BRCM        Broadcom Corporation (Class A)                              4%           248.500       5,964
 96         CNXT        Conexant Systems, Inc.                                      4%            62.375       5,988
 43         PMCS        PMC-Sierra, Inc. (5)                                        4%           140.563       6,044
114         VTSS        Vitesse Semiconductor Corporation                           4%            52.750       6,013

            Wireless Communications
            ______________________
100         ERICY       L.M. Ericsson AB (ADR)                                      4%            60.250       6,025
 45         MOT         Motorola, Inc.                                              4%           134.500       6,052
 35         NOK         Nokia Oy (ADR)                                              4%           172.500       6,037
 38         QCOM        QUALCOMM Incorporated                                       4%           156.438       5,945
                                                                                 _____                      ________
                             Total Investments                                    100%                      $150,002
                                                                                 =====                      ========

___________

See "Notes to Schedules of Investments" on page 15.

                         Schedule of Investments

                     e-Business FlexPortfolio Series
                                 FT 396


At the Opening of Business on the Initial Date of Deposit-January 6, 2000


                                                                                   Percentage
Number                                                                             of Aggregate  Market     Cost of
Of          Ticker Symbol and                                                      Offering      Value per  Securities to
Shares      Name of Issuer of Securities (1)                                       Price         Share      the Trust (2)
______      _______________________                                                _________     ______     _____________
            Horizontal Portals
            ______________________
 67         AOL         America Online, Inc.                                       3.36%         $ 75.063   $  5,029
 29         ARBA        Ariba, Inc.                                                3.34%          172.375      4,999
 23         CMRC        Commerce One, Inc.                                         3.29%          214.500      4,933
 42         PPRO        PurchasePro.com, Inc.                                      3.31%          118.125      4,961
 33         VERT        VerticalNet, Inc.                                          3.34%          151.625      5,004
 12         YHOO        Yahoo! Inc.                                                3.29%          410.500      4,926

            Infrastructure
            ______________________
 73         BEAS        BEA Systems, Inc.                                          3.34%           68.625       5,010
 31         BVSN        BroadVision, Inc.                                          3.31%          159.875       4,956
 25         CHKP        Check Point Software Technologies Ltd. (5)                 3.28%          196.750       4,919
 51         ISLD        Digital Island                                             3.37%           99.000       5,049
 56         EXDS        Exodus Communications, Inc.                                3.36%           89.938       5,037
 65         LVLT        Level 3 Communications, Inc.                               3.34%           76.938       5,001
 97         WCOM        MCI WorldCom, Inc.                                         3.32%           51.313       4,977
 44         MSFT        Microsoft Corporation                                      3.34%          113.813       5,008
 58         PRSF        Portal Software, Inc.                                      3.32%           85.875       4,981
 67         SCNT        Scient Corporation                                         3.31%           74.125       4,966
 67         SEBL        Siebel Systems, Inc.                                       3.33%           74.563       4,996
 37         TIBX        TIBCO Software Inc.                                        3.37%          136.500       5,050
 28         VRSN        VeriSign, Inc.                                             3.33%          178.000       4,984
 29         VIGN        Vignette Corporation                                       3.39%          175.438       5,088

            Procurement
            ___________
 49         CSCO        Cisco Systems, Inc.                                        3.33%          101.688       4,983
100         DELL        Dell Computer Corporation                                  3.33%           49.938       4,994
 30         ITWO        i2 Technologies, Inc.                                      3.29%          164.375       4,931
 42         IBM         International Business Machines Corporation                3.31%          118.250       4,966
 49         ORCL        Oracle Corporation                                         3.33%          102.000       4,998

            Venture Capital
            _______________
 18         CMGI        CMGI Inc.                                                  3.40%          283.000       5,094
 30         ICGE        Internet Capital Group, Inc.                               3.36%          167.750       5,033

            Vertical Portals
            ________________
 47         CMDX        Chemdex Corporation                                        3.35%          106.938       5,026
147         HLTH        Healtheon/WebMD Corporation                                3.33%           34.000       4,998
 98         PCOR        pcOrder.com, Inc.                                          3.33%           51.000       4,998
                                                                                 ______                      ________
                             Total Investments                                      100%                     $149,895
                                                                                 ======                      ========

______________

See "Notes to Schedules of Investments" on 15.

                           Schedule of Investments

                    New e-conomy FlexPortfolio Series
                                 FT 396


At the Opening of Business on the Initial Date of Deposit-January 6, 2000


                                                                                    Percentage
Number                                                                              of Aggregate Market      Cost of
Of          Ticker Symbol and                                                       Offering     Value per   Securities to
Shares      Name of Issuer of Securities (1)                                        Price        Share       the Trust (2)
______      _______________________                                                 _________    ______      _____________
            Bandwidth
            __________
118         T           AT&T Corp.                                                    4%         $ 50.938    $  6,011
 59         CSCO        Cisco Systems, Inc.                                           4%          101.688       6,000
 83         LU          Lucent Technologies Inc.                                      4%           72.625       6,028
117         WCOM        MCI WorldCom, Inc.                                            4%           51.313       6,004
 97         TLAB        Tellabs, Inc.                                                 4%           61.625       5,978

            e-Business
            ___________
 35         ARBA        Ariba, Inc.                                                   4%          172.375       6,033
 38         BVSN        BroadVision, Inc.                                             4%          159.875       6,075
 28         CMRC        Commerce One, Inc.                                            4%          214.500       6,006
 67         EXDS        Exodus Communications, Inc.                                   4%           89.938       6,026
 36         ICGE        Internet Capital Group, Inc.                                  4%          167.750       6,039

            e-Infrastructure
            _____________
120         DELL        Dell Computer Corporation                                     4%           49.938       5,993
 58         EMC         EMC Corporation                                               4%          103.313       5,992
 72         INTC        Intel Corporation                                             4%           83.625       6,021
 59         ORCL        Oracle Corporation                                            4%          102.000       6,018
 83         SUNW        Sun Microsystems, Inc.                                        4%           71.875       5,966

            Internet
            _____________
 80         AOL         America Online, Inc.                                          4%           75.063       6,005
 21         CMGI        CMGI Inc.                                                     4%          283.000       5,943
 84         LCOS        Lycos, Inc.                                                   4%           71.375       5,995
 53         MSFT        Microsoft Corporation                                         4%          113.813       6,032
 15         YHOO        Yahoo! Inc.                                                   4%          410.500       6,157

            Wireless
            __________
100         ERICY       L.M. Ericsson AB (ADR)                                        4%           60.250       6,025
 45         MOT         Motorola, Inc.                                                4%          134.500       6,052
 35         NOK         Nokia Oy (ADR)                                                4%          172.500       6,037
 38         QCOM        QUALCOMM Incorporated                                         4%          156.438       5,945
130         VOD         Vodafone AirTouch Plc (ADR)                                   4%           46.000       5,980
                                                                                   _____                      ________
                             Total Investments                                      100%                      $150,361
                                                                                   =====                      ========

______________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on January 6, 2000. Each Target FlexPortfolio has a Mandatory Termination Date of March 30, 2001. Each Sector FlexPortfolio has a Mandatory Termination Date of January 6, 2005.

Page 15


(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                                  Cost of
                                                                  Securities   Profit
                                                                  to Sponsor   (Loss)
                                                                  ___________  ______

The Dow(sm) DART 10 FlexPortfolio, 1(st) Quarter 2000 Series      $150,786     $ (827)
The Nasdaq Target 15 FlexPortfolio, 1(st) Quarter 2000 Series      149,623        238
The S&P Target 10 FlexPortfolio, 1(st) Quarter 2000 Series         149,089        884
Bandwidth FlexPortfolio Series                                     150,705       (703)
e-Business FlexPortfolio Series                                    149,766        129
New e-conomy FlexPortfolio Series                                  149,010      1,351

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend paid on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit.

(4) Market capitalization is based on the market value as of the close of business on January 5, 2000.

(5) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of a unit investment trust which we have named the FT Series. We designate each of these series of the FT Series with a different series number. Each of the following is a separate portfolio, or series, of FT 396:

- The Dow(sm) DART 10 FlexPortfolio, 1(st) Quarter 2000 Series
- The Nasdaq Target 15 FlexPortfolio, 1(st) Quarter 2000 Series
- The S&P Target 10 FlexPortfolio, 1(st) Quarter 2000 Series
- Bandwidth FlexPortfolio Series
- e-Business FlexPortfolio Series
- New e-conomy FlexPortfolio Series

Units of the Trusts can only be purchased through registered broker/dealers who charge periodic fees as part of an alternative account relationship for providing services, including financial planning, investment advisory or asset management, or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed; or by employees, officers and directors (or their immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us. You may switch from one FlexPortfolio to any other FlexPortfolio series which is currently in the primary market on any business day at no additional cost. However, your broker/dealer or the Sponsor may at any time, without prior notice, place limits on the number of exchanges you can make.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date set forth in "Summary of Essential Information." Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. However, because each Trust pays the brokerage fees associated with its creation of new Units and with the sale of Securities to meet redemption and exchange requests, the ability to exchange between FlexPortfolio series will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and accrued Sponsor retention resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

When you invest in one of the Trusts you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The investment objective of each Trust is to provide an above-average total return. To achieve this objective, each Target FlexPortfolio will invest in the common stocks of companies which are selected by applying a unique investment strategy, and each Sector FlexPortfolio will invest in a diversified portfolio of common stocks of companies in the industry sector or investment focus for which each Trust is named. Each Target FlexPortfolio has an expected maturity of approximately 15 months, and each Sector FlexPortfolio has an expected maturity of five years.


Target FlexPortfolio Strategies.



The Dow (sm) Dividend And Repurchase Target 10 FlexPortfolio Strategy.



The Dow (sm) Dividend And Repurchase Target ("DART") 10 FlexPortfolio Strategy selects a portfolio of Dow Jones Industrial Average ("DJIA") stocks with high dividend yields and/or high buyback ratios as a means to achieving its investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may indicate a company with a strong cash flow position and high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of six business days prior to the date of this prospectus, minus "1." The Dow(sm) DART 10 FlexPortfolio Strategy stocks are determined as follows:


Step 1: We rank all 30 stocks contained in the DJIA by the sum of their dividend yield and buyback ratio as of six business days prior to the date of this prospectus.

Step 2: We then select the ten stocks with the highest combined dividend yields and buyback ratios for The Dow(sm) DART 10 FlexPortfolio.


The Nasdaq Target 15 FlexPortfolio Strategy.



The Nasdaq Target 15 FlexPortfolio Strategy selects a portfolio of the 15 Nasdaq 100 Index stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cashflow as a means to achieving its investment objective. The Nasdaq Target 15
FlexPortfolio Strategy stocks are determined as follows:


Step 1: We select stocks which are components of the Nasdaq 100 Index as of seven business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best (1) to worst
(100)).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The Nasdaq

Target 15 FlexPortfolio.

The stocks which comprise The Nasdaq Target 15 FlexPortfolio are weighted by market capitalization subject to the restriction that no stock will comprise less than 1% or 25% or more of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Companies that, based on publicly available information as of seven business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of date of this prospectus have been excluded from The Nasdaq Target 15 FlexPortfolio.

The S&P Target 10 FlexPortfolio Strategy.


The S&P Target 10 FlexPortfolio Strategy selects a portfolio of 10 of the largest Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") stocks with the lowest price-to-sales ratio and greatest one-year price appreciation as a means to achieving its investment objective. The S&P Target 10 FlexPortfolio Strategy stocks are determined as follows:


Step 1: We select the 250 largest companies based on market capitalization which are components of the S&P 500 Index as of seven business days prior to the date of this prospectus.

Step 2: From the above list, the 125 companies with the lowest price to sales ratios are selected.

Step 3: The 10 companies which had the greatest 1-year stock price appreciation are selected for The S&P Target 10 FlexPortfolio.

During the initial offering period The S&P Target 10 FlexPortfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer.


Please note that we applied each strategy which makes up the portfolio for each Target FlexPortfolio at a particular time. If we create additional Units of a Target FlexPortfolio after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. Because the life of each Target FlexPortfolio is short (approximately 15 months), we cannot guarantee that the Trusts will achieve their objectives or that the Trusts will be profitable once expenses are deducted.


"Dow Jones Industrial Average(sm) ," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. The Dow(sm) DART 10 FlexPortfolio is not endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the advisability of investing in such product.

The "Nasdaq 100(registered trademark)," "Nasdaq 100 Index(registered trademark)," and "Nasdaq(registered trademark)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Nasdaq Target 15 FlexPortfolio has not been passed on by the Corporations as to its legality or suitability. The Nasdaq Target 15 FlexPortfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq Target 15 FlexPortfolio.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 10 FlexPortfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Trust. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

Dow Jones, Standard & Poor's and The Nasdaq Stock Market, Inc. are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted above, none of the index publishers have given us a license to use their index nor have they approved of any of the information in this prospectus.


Sector FlexPortfolios.


Bandwidth FlexPortfolio Series consists of a portfolio of common stocks of telecommunications companies which are focusing on bandwidth technologies. The term bandwidth refers to the amount of information that can be transmitted from one user to another in a given amount of time. The speed at which these signals travel is often as important to the end-user as the information that is being transmitted. The growing demand for bandwidth is being driven by the surge in the volume and complexity of data communications on the Internet. For example, it would take more bandwidth to download a video game off the Internet in one second than a page of text.

Now that the Internet infrastructure is firmly in place, the demand for bandwidth should continue to grow as more people access the Web worldwide, and as telecommunications service providers begin to mass market their newer and faster broadband systems.

The following factors support our positive outlook for the companies in these portfolios:

- Communications networks presently carry nearly 30 times more voice traffic than data. In light of the growth in Internet usage, data traffic is expected to surpass voice communications in the years ahead.

- Wireless communications is now the fastest growing segment of the communications equipment market. The demand for wireless products and services should continue to grow as analog networks are upgraded to digital systems. Digital signals will accommodate wireless data communications and potentially increase demand for bandwidth.

- The transition from copper wiring to fiber-optics is occurring at a brisk pace. In 1998, it is estimated that over 20 million miles of fiber cables were installed across the United States.

- Internet access revenues are expected to shift from independent
Internet service providers to telecom and cable companies.

Deregulation. The U.S. Telecommunications Act of 1996 and the 1997 Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment. New service providers, such as Level 3 Communications, are investing aggressively in network equipment.

Broadband Systems. The future of high-speed access to the Internet lies in Digital Subscriber Lines (DSL) and cable modems. A new DSL technology standard, known as the G.Lite, will allow for high-speed Internet access concurrent with normal telephone service. The technology can be installed directly by consumers into their PCs, so there will be no added cost to the telecommunications carriers.

Communications Equipment. The demand for value-added services, like high-speed Internet access, should continue to fuel demand for more bandwidth and communications equipment. On a worldwide basis, demand for communications equipment was estimated at approximately $250 billion in 1997. With the level of competition intensifying, telecommunications companies have the potential to spend more on equipment in the future.

e-Business FlexPortfolio Series consists of a portfolio of common stocks of companies that are either marketing their goods and services on the Internet or selling their products and services to those companies transacting business on the Web.

Until recently, the media has focused its attention primarily on companies that are engaging in business to consumer e-commerce. It is now becoming apparent, however, that business-to-business e-commerce is growing at a much faster rate than the more consumer driven market.

The following factors support our positive outlook for business-to-business e-commerce:

- The Internet economy, though still in its formative stages, generated $300 billion in revenue in the U.S in 1998. To put this new economy into perspective, the auto and telecommunications industries, far more mature, generated $350 and $270 billion of revenue respectively, over the same period.

- It is estimated that as e-commerce evolves, business-to-business revenues have the potential to outpace business to consumer revenues by approximately tenfold. Business to consumer companies may dominate the total number of e-commerce companies (approximately 64%, compared to approximately 36% providing business-to-business services in 1998), but the majority of total revenue is being generated by business to business e-commerce (approximately 23% of total revenue for business to consumer compared to approximately 77% of total revenue for business-to-business).

- The revenues generated by e-commerce are only half the story. The cost savings associated with transacting business on the Internet could be substantial. It is estimated that corporations around the world have the potential to experience an aggregate cost savings in excess of a trillion dollars over the next several years.

A New Breed Of Middlemen. In the bricks-and-mortar business world they are known as middlemen, but in the cyber-world they are called intermediaries. They serve the same purpose, which is to act as market makers and help facilitate transactions between businesses.

Intermediaries are essentially network hubs, comparable to airline hubs that route travelers making connecting flights. They generate revenues by charging transaction fees for bringing buyers and sellers together. Intermediaries help make e-Business run faster-better-cheaper.

Technology Makes it Possible. We believe that technology-based companies, especially those involved in creating the Internet infrastructure and those that provide access to the Internet, are in an ideal position to capitalize on the potential growth of business-to-business e-commerce. More specifically, the emphasis will be on computer hardware and software companies that design products to improve front and back-office capabilities, ranging from raw materials procurement to the delivery of finished goods. It is technology that will allow companies to communicate effectively in real time with their customers and suppliers.

No Boundaries. The motivation behind the business-to-business sales model is to transact business faster-better-cheaper, but it accomplishes much more. By conducting business online, companies are not only removing geographical boundaries, both domestically and globally, but are eliminating many of the boundaries that have long prevented many smaller companies from engaging in business with their larger counterparts. As the business-to-business marketplace expands, we believe that the companies in the e-Business FlexPortfolio have the potential to participate in growth opportunities.

New e-conomy FlexPortfolio Series consists of a portfolio of common stocks of companies that bring products and services to the new technology-driven economy.

The new economy is about change: change at a dizzying pace. Most of the focus has been on those acting on the changes. They are hoping to take advantage of new markets and technologies to run their businesses more efficiently and to reach consumers and each other in ways never before possible.

In the New e-conomy FlexPortfolio, we are interested in the companies who are the agents of change; those companies that are enacting change as opposed to reacting to change. The portfolio focuses on companies involved in business-to-business e-commerce, bandwidth technologies, the Internet, the Internet's infrastructure and wireless technology. In our opinion, it is these companies that are helping to redefine the new economy.

Business. The Internet has established an entirely new method of transacting business. It has few barriers to entry beyond that of a personal computer, and is very cost-efficient. We believe that corporations around the world could potentially experience significant cost savings from e-commerce over the next several years. By conducting business online, companies are not only removing domestic geographical boundaries, but global boundaries as well.

The Consumer. One of the real advantages of the new economy is that the consumer also benefits. It has been reported that technology has been credited with reducing the rate of inflation in the United States by 0.7% in each of the past two years. Unlike previous economic expansions, the new economy has shown that it is possible to have sustained growth without higher inflation. In the new economy, if inflation can be restrained, there is a greater chance of boosting consumption across the globe.

Convergence. It's the quintessential new economy idea: translate everything from Seinfeld to your child's homework into the digitized 1s and 0s of computer language, then make it all available anywhere in the world via the Internet. Big dollars are already being wagered on the prospect of phone, TV and PC convergence. The idea that three of the most powerful devices of the last century can be merged into a single seamless information system is a vision which could have profound ramifications on the corporate media landscape in the not-too-distant future.

Consider the following factors:

- The Internet economy, though still in its formative stages, generated approximately $300 billion in revenue in the United States in 1998. To put this new economy into perspective, the auto and telecommunications industries, far more mature, generated approximately $350 and $270 billion of revenue respectively over the same period.

- A new computer is added to the Internet approximately every four seconds.

- 1.5 million web pages are being created every day.

- The World Wide Web doubles in size every eight months.

- Approximately half of all U.S. households own a computer. Lower-income households are buying personal computers at a faster rate than any other segment, in part because of the introduction of models that retail below $1,000.

- Approximately 110 million U.S. adults are connected to the Internet. In addition, 28 million offices are connected, an increase of approximately 76% over early 1998.


You should be aware that predictions stated herein for a particular industry may not be realized. In addition, the Securities in each Trust are not intended to be representative of the selected industry as a whole and the performance of each Trust is expected to differ from that of its comparative industry. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.


                      Risk Factors


Price Volatility. The Trusts invest in common stocks of U.S. and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.


Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Target FlexPortfolios, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


The Dow (sm) DART 10 FlexPortfolio uses dividend yield as a selection criterion, a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trusts or that these Securities will increase in value.



Certain of the Securities in certain Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Securities Selection. Please note that we applied each strategy which makes up the portfolio for each Target FlexPortfolio at a particular time. If we create additional Units of a Target FlexPortfolio after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities.


Communications Industry. Because more than 25% of the Bandwidth FlexPortfolio is invested in telecommunications companies which are focusing on bandwidth technologies, this Trust is considered to be concentrated in the communications industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.



e-Commerce Industry. The e-Business FlexPortfolio and the New e-conomy FlexPortfolio are considered to be concentrated in companies involved with business-to-business online selling, including companies who are marketing goods and services or transacting business online. General risks for these companies include the state of the worldwide economy, intense global competition, and rapid obsolescence of the utilized technologies and their related systems, products and services. While business-to-business e-commerce is evolving rapidly, future demand for individual products and services is impossible to predict.

E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, limited trading histories and fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers. For additional information regarding the risks associated with the e-Business FlexPortfolio and New e-conomy FlexPortfolio, see "Risk Factors-Technology Industry."



Retail Industry. The S&P Target 10 FlexPortfolio is considered to be concentrated in the retail industry. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.



Technology Industry. The Nasdaq Target 15 FlexPortfolio, e-Business FlexPortfolio and New e-conomy FlexPortfolio are considered to be concentrated in technology stocks. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; and government regulation. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings histories. For additional information regarding the risks associated with the e-Business FlexPortfolio and the New e-conomy FlexPortfolio, see "Risk Factors-e-Commerce Industry."


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.


Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for the Year 2000 Problem will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities, but you should note that foreign issuers may have greater complications than other issuers.


Foreign Stocks. Certain of the Securities in certain Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

          Hypothetical Performance Information


The following table compares hypothetical performance information for the strategies employed by each Target FlexPortfolio and the actual performance of the DJIA, Nasdaq 100 Index and S&P 500 Index in each of the full years listed below. It is not possible to show hypothetical performance information for the Sector FlexPortfolios because the Securities included in these Trusts are not derived from an objective investment strategy.



These hypothetical returns for the Target FlexPortfolios should not be used to predict future performance of these Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:


- Total Return figures shown do not reflect Sponsor retention, commissions, Trust expenses or taxes.

- Strategy returns are for calendar years, while the Trusts begin and end on various dates.

- Trusts may not be fully invested at all times or equally weighted in all stocks comprising a strategy.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA. The DJIA consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Effective November 1, 1999, Home Depot Inc., Microsoft Corporation, Intel Corporation and SBC Communications Inc. were added to the DJIA, replacing Chevron Corporation, Goodyear Tire & Rubber Company, Sears, Roebuck & Company and Union Carbide Corporation.

Nasdaq 100 Index. The NASDAQ 100 Index consists of the 100 largest non-financial companies listed on the NASDAQ National Market System. As of December 18, 1998, the constituents are constructed using a modified market capitalization approach.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

                                    COMPARISON OF TOTAL RETURN(2)

             Hypothetical Strategy Total Returns(1)        Index Total Returns
             ______________________________________        _______________________________________
             The Dow(sm)  The Nasdaq   The S&P
             DART 10      Target 15    Target 10                        Nasdaq       S&P 500
Year         Strategy     Strategy     Strategy            DJIA         100 Index    Index
____         ___________  __________   __________          ______       _________    _______
1979         13.01%                     43.17%             10.60%                    18.22%
1980         24.80%                     54.15%             21.90%                    32.11%
1981          2.02%                    -10.59%             -3.61%                    -4.92%
1982         27.46%                     38.21%             26.85%                    21.14%
1983         40.44%                     20.01%             25.82%                    22.28%
1984          6.22%                     16.34%              1.29%                     6.22%
1985         39.31%                     43.49%             33.28%                    31.77%
1986         41.95%        22.94%       21.81%             27.00%         6.89%      18.31%
1987          5.24%        14.10%        9.16%              5.66%        10.49%       5.33%
1988         19.02%        -0.59%       20.35%             16.03%        13.54%      16.64%
1989         28.49%        37.33%       39.62%             32.09%        26.17%      31.35%
1990          1.27%        -5.39%       -5.64%             -0.73%       -10.41%      -3.30%
1991         43.84%       109.27%       24.64%             24.19%        64.99%      30.40%
1992          8.53%        -0.15%       24.66%              7.39%         8.86%       7.62%
1993         21.15%        28.55%       42.16%             16.87%        11.67%       9.95%
1994          0.17%        10.50%        8.17%              5.03%         1.74%       1.34%
1995         38.14%        53.80%       25.26%             36.67%        43.01%      37.22%
1996         34.93%        60.03%       26.61%             28.71%        42.74%      22.82%
1997         25.64%        35.15%       61.46%             24.82%        20.76%      33.21%
1998         19.96%       123.10%       53.85%             18.03%        85.43%      28.57%
1999         18.47%       100.55%        3.49%             27.06%       102.08%      20.94%

____________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually. Based on the year-by-year returns contained in the table, over the full years listed above, The Dow(sm) DART 10 Strategy, The Nasdaq Target 15 Strategy and The S&P Target 10 Strategy achieved an average annual total return of 18.92%, 36.76% and 25.20%, respectively. In addition, over each stated period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the DJIA, the Nasdaq 100 Index and the S&P 500 Index, which were 13.91%, 27.06% and 17.77%, respectively.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The accrued Sponsor retention (which is entirely deferred).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units.

Sponsor Retention.


The maximum Sponsor retention you will pay is entirely deferred. For each Target FlexPortfolio this sales charge is equal to $.06690 per Unit, accrued daily at the rate of $.00015067 per Unit. For each Sector FlexPortfolio this sales charge is equal to $.275 per Unit, accrued daily at the rate of $.00015093 per Unit. Accrued Sponsor retention for all Trusts will be paid on the 20th day of each month (or if the 20th day is not a business day on the preceding business day) beginning January 20, 2000 and continuing for the life of a Trust and at a Trust's termination. On the Initial Date of Deposit, Sponsor retention will equal .6690% of the Public Offering Price (equivalent to .6690% of the net amount invested) for each Target FlexPortfolio, and 2.75% of the Public Offering Price (equivalent to 2.75% of the net amount invested) for each Sector FlexPortfolio, but because this fee is a fixed dollar amount per Unit it will vary from .6690% for each Target FlexPortfolio and 2.75% for each Sector FlexPortfolio as the Public Offering Price varies from $10 per Unit. However, in no event will the maximum Sponsor retention exceed 1.00% of the Public Offering Price per Unit for a Target FlexPortfolio or 4.0% of the Public Offering Price per Unit for a Sector FlexPortfolio. Units purchased subsequent to the initial Sponsor retention payment will be subject only to those Sponsor retention payments not yet accrued.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indices, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive the Sponsor retention per Unit for each Trust as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units, and in the case of the Sector FlexPortfolios, costs incurred in annually updating such Trusts' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of the Trusts are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of a Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For the Sector FlexPortfolios, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to the Target FlexPortfolios. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.

In addition to a Trust's operating expenses, and the fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's or The Nasdaq Stock Market, Inc.;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on a Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of a Trust. If there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."


The Sector FlexPortfolios will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, the Sector FlexPortfolios will pay for the audit. You can request a copy of the audited financial statements from the Trustee.


                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by a Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by a Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay the Sponsor retention.

Your Tax Basis and Income or Loss Upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Tax Code may, however, treat certain capital gains as ordinary income in special situations.

Rollovers.

If you elect to have your proceeds from a Target FlexPortfolio rolled over into the next series of such Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of such Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have identical Securities under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind
Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. All Units will be held in uncertificated form.

The Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

You may transfer or redeem your Units by submitting a written request, together with a signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units. You may be required to pay a nominal fee to the Trustee, including any government charge that may be imposed, for each transfer or redemption.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on Securities to the Income Account of a Trust. All other receipts, such as return of capital, are credited to the Capital Account of a Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution

Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the Sponsor retention or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the Sponsor retention. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder of a Target FlexPortfolio, you will receive the pro rata share of the money from the sale of the Securities. However, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay any remaining Sponsor retention payments not yet accrued on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by delivering a request for redemption to the Trustee. The redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership." No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your redemption request (if such day is a day the NYSE is open for trading). However, if your redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

The Trustee may sell Securities of a Trust to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time. As a result, your broker/dealer or the Sponsor may at any time place limits on the number of exchanges between FlexPortfolios you can make with or without prior notice. However, any limitation on your right to exchange between FlexPortfolios will have no effect on your right to redeem Units.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                Investing in a New Trust


The portfolio for each Target FlexPortfolio has been selected on the basis of capital appreciation potential for a limited time period. When the Target FlexPortfolios are about to terminate, you may have the option to roll your proceeds into the next series of such Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Target FlexPortfolios and plan to apply the same strategy we used to select the portfolios for the Target FlexPortfolios to the New Trusts.



If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.



Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject only to the maximum remaining Sponsor retention on such units.


We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional Sponsor retention. We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of Units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date. A Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your Units. If a Trust is terminated due to this last reason, we will refund your entire Sponsor retention; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result only in the waiver of any remaining unaccrued Sponsor retention payments at the time of termination. For various reasons, including Unit holders' participation as Rollover Unit holders or exchanging between FlexPortfolios, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.


If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed by your "Wrap Fee" plan) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry from to your bank or broker/dealer account at the Depository Trust Company. Upon termination you will receive your pro rata number of whole shares of the Securities that make up a portfolio and cash from the Capital Account equal to the fractional shares to which you are entitled. If you do not elect to participate in either the Rollover Option (for Target FlexPortfolios) or In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.


    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series
- FT Series (formerly known as The First Trust Special Situations Trust)
- The First Trust Insured Corporate Trust
- The First Trust of Insured Municipal Bonds
- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                    FIRST TRUST(registered trademark)

The Dow(sm) Dividend And Repurchase Target 10 FlexPortfolio, 1(st)
                         Quarter 2000 Series
      The Nasdaq Target 15 FlexPortfolio, 1(st) Quarter 2000 Series
       The S&P Target 10 FlexPortfolio, 1(st) Quarter 2000 Series
                     Bandwidth FlexPortfolio Series
                     e-Business FlexPortfolio Series
                    New e-conomy FlexPortfolio Series

                                 FT 396

                                Sponsor:

                       Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                      ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                            ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


-  Securities Act of 1933 (file no. 333-94023) and


-  Investment Company Act of 1940 (file no. 811-05903)

     Information about the Trusts can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington
   D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the Commission at 1-202-942-
                                  8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                             January 6, 2000


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 396 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 6, 2000. Capitalized terms have been defined in the prospectus.


                                                   Table of Contents

Dow Jones & Company, Inc.                                                                           1

The Nasdaq Stock Market, Inc.                                                                       2
Standard & Poor's                                                                                   2
Risk Factors
   Securities                                                                                       3
   Dividends                                                                                        3
Concentrations
   Communications                                                                                   3
   Electronic Commerce                                                                              3
   Retail Companies                                                                                 4
   Technology Companies                                                                             4
Portfolios

   Equity Securities Selected for The Dow sm DART 10 FlexPortfolio, 1(st) Quarter 2000 Series       5

   Equity Securities Selected for The Nasdaq Target 15 FlexPortfolio, 1(st) Quarter 2000 Series     6
   Equity Securities Selected for The S&P Target 10 FlexPortfolio, 1(st) Quarter 2000 Series        7
   Equity Securities Selected for Bandwidth FlexPortfolio Series                                    7
   Equity Securities Selected for e-Business FlexPortfolio Series                                   9
   Equity Securities Selected for New e-conomy FlexPortfolio Series                                10


Dow Jones & Company, Inc.



The Dow sm DART 10 FlexPortfolio is not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trust. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trust into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trust to be issued or in the determination or calculation of the equation by which the Trust are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Dow sm DART 10 FlexPortfolio.



DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF

MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.


The Nasdaq Stock Market, Inc.


The Nasdaq Target 15 FlexPortfolio is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to Nasdaq Target 15 FlexPortfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of Nasdaq Target 15 FlexPortfolio or any member of the public regarding the advisability of investing in securities generally or in Nasdaq Target 15 FlexPortfolio particularly, or the ability of the Nasdaq 100 Index(registered trademark) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(registered trademark), Nasdaq 100 Index(registered trademark) and Nasdaq(registered trademark) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq 100 Index(registered trademark) which is determined, composed and calculated by Nasdaq without regard to Licensee or The Nasdaq Target 15 FlexPortfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of Nasdaq Target 15 FlexPortfolio into consideration in determining, composing or calculating the Nasdaq 100 Index(registered trademark). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of Nasdaq Target 15 FlexPortfolio to be issued or in the determination or calculation of the equation by which Nasdaq Target 15 FlexPortfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of Nasdaq Target 15 FlexPortfolio.


THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NASDAQ TARGET 15 PORTFOLIO SERIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100 INDEX(registered trademark) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Standard & Poor's


The S&P Target 10 FlexPortfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trust. S&P has no obligation to take the needs of the licensee or the owners of the Trust into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trust or the timing of the issuance or sale of the Trust or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the S&P Target 10 FlexPortfolio.


S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors. From September 30, 1997 through October 30, 1997, amid record trading volume, the S&P 500 Index and DJIA declined 4.60% and 7.09%, respectively. In addition, against a backdrop of continued uncertainty regarding the current global currency crisis and falling commodity prices, during the period between July 31, 1998 and September 30, 1998, the S&P 500 and DJIA declined by 8.97% and 11.32%, respectively.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Concentrations

Communications. An investment in Units of the Bandwidth FlexPortfolio should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Electronic Commerce. An investment in Units of the e-Business FlexPortfolio and the New e-conomy FlexPortfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. These portfolios consist of common stocks of retailers that market their goods and services on the Internet and technology companies that create the tools to make it possible. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Retailers who sell their products over the Internet have the potential to access more consumers, but will require the capital to acquire and maintain sophisticated technology. E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, as well as fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers.

See "Technology" below, for additional information concerning the risks of companies engaged in the technology industry.

Retail Companies. The S&P Target 10 FlexPortfolio is considered to be concentrated in common stocks of retail companies. See "Risk Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.


Technology Companies. The Nasdaq Target 15 FlexPortfolio, the e-Business FlexPortfolio and the New e-conomy FlexPortfolio are considered to be concentrated in common stocks of technology companies. See "Risk
Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry.


Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in a Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

 Equity Securities Selected for The Dow(sm) DART 10 FlexPortfolio, 1(st)
                           Quarter 2000 Series


The Boeing Company, headquartered in Seattle, Washington, with subsidiaries, produces and markets commercial jet transports and provides related support services, principally to commercial customers; and develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.



Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.



Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.



General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under the trademarks "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."



Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.



Honeywell International Inc., headquartered in Morristown, New Jersey, makes products for the textiles, construction, plastics, electronics, automotive, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation industries. The company also provides products and services for the aerospace program.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services.

The company also administers managed prescription drug programs.



J.P. Morgan & Company, Inc., headquartered in New York, New York, is a global investment banking firm that serves clients with complex needs through an integrated range of advisory, financing, trading, investment and related capabilities.



Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.



Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers, and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.


   Equity Securities Selected for The Nasdaq Target 15 FlexPortfolio,
                           1st Quarter 2000 Series


Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.



Apple Computer, Inc., headquartered in Cupertino, California, designs, makes and markets microprocessor-based personal computers and related personal computing and communicating solutions for sale mainly to education, creative, home, business and government customers.



Applied Micro Circuits Corporation, headquartered in San Diego,
California, designs, makes and markets high-performance, high-bandwidth silicon products for automated test equipment, high-speed computing and military markets throughout the world.



Atmel Corporation, headquartered in San Jose, California, designs, develops, makes and markets a broad range of high-performance, non-volatile memory and logic integrated circuits using its proprietary complementary metal-oxide semiconductor technologies.



CMGI Inc., headquartered in Andover, Massachusetts, invests in and develops Internet companies; operates direct marketing companies and venture funds focused on the Internet; and, through subsidiaries, provides fulfillment services.



Electronic Arts Inc., headquartered in Redwood City, California, creates, markets and distributes interactive entertainment software for a variety of hardware platforms. The company markets its products under the "Electronic Arts," "Bullfrog Productions," "EA SPORTS," "Jane's
Combat Simulations," "Maxis," "ORIGIN" and "Westwood Studios" brand names.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



QLogic Corporation, headquartered in Costa Mesa, California, develops and markets host and peripheral input/output controller integrated circuits and host adapter cards. The company also develops small computer system interface target and disk controller chips.



RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular, cordless telephony, wireless security and remote meter reading.



Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



VISX, Incorporated, headquartered in Santa Clara, California, has developed and makes a device which uses an excimer laser to reshape the surface of the cornea to treat nearsightedness, astigmatism and farsightedness and is intended to reduce or eliminate the patient's dependence on corrective lenses.



Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon (CMOS) programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.

Equity Securities Selected for The S&P Target 10 FlexPortfolio,
                        1st Quarter 2000 Series


Alcoa Inc., headquartered in Pittsburgh, Pennsylvania, makes primary aluminum and fabricated products for the transportation, construction, packaging and other markets.



Avery Dennison Corporation, headquartered in Pasadena, California, through subsidiaries, develops, manufactures and markets self-adhesive materials. The company also makes and sells a variety of office products and other items, including notebooks, three-ring binders, organizing systems, felt-tip markers, glues, fasteners, business forms, tickets, tags and imprinting equipment. The company markets its products worldwide.



Circuit City Stores-Circuit City Group, headquartered in Richmond, Virginia, is one of the nation's largest retailers of brand name consumer electronics products, including video and audio equipment, home office products and major appliances. The company operates retail superstores, consumer electronics-only stores and mall-based "Circuit City Express" stores throughout the United States.



Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.



Georgia-Pacific Group, headquartered in Atlanta, Georgia, produces and distributes pulp, paper and building products. The company's operating groups are the Georgia-Pacific Group, which operates softwood plywood plants, oriented strand board plants, and manufacturing facilities; and The Timber Company, which manages 5.8 million acres of timberland in North America.



Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.



Morgan Stanley Dean Witter & Co., headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit card and various other investment advice services.



Seagate Technology, Inc., headquartered in Scotts Valley, California, designs, manufactures and markets products for storage, retrieval and management of data on computer and data communications systems. The company's products include disk drives and magnetic discs used in computer systems and multimedia applications; and disc drive components, tape drives and software.



Tandy Corporation, headquartered in Fort Worth, Texas, with subsidiaries, sells consumer electronic products across the United States through its chain of RadioShack stores. The company's products include private label electronic parts and accessories, audio/video equipment, digital satellite systems, personal computers, telephones, scanners, electronic toys and batteries.



Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is one of the largest retailers in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.


      Equity Securities Selected for Bandwidth FlexPortfolio Series

Communications Services
_______________________


AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.



Covad Communications Group, Inc., headquartered in Santa Clara,
California, provides high-speed digital communications services using digital subscriber line technology to Internet service providers and enterprise customers. The company's services are provided over standard copper telephone lines at speeds up to 1.5 megabits per second.



Global Crossing Ltd., headquartered in Hamilton, Bermuda, provides global internet and long distance telecommunications facilities and services utilizing a network of undersea digital fiber optic cable systems and associated terrestrial backhaul capacity. The company operates as a carrier's carrier, providing tiered pricing and segmented products to licensed providers of international telecommunications services.



Level 3 Communications, Inc., headquartered in Broomfield, Colorado, provides telecommunications and information services, including local, long distance and data transmission. The company is building the first international network optimized for Internet Protocol technology. The network will combine both local and long distance networks, connecting customers end-to-end across the United States and in Europe and Asia.



MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.

Communications Equipment
________________________


ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



Copper Mountain Networks, Inc., headquartered in Palo Alto, California, develops and markets Digital Subscriber Line (DSL) solutions that enable high-speed Internet connectivity over the existing copper wire telephone infrastructure.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.


Fiber Optics
____________


Harmonic Inc., headquartered in Sunnyvale, California, makes and sells highly integrated fiber optic and digital systems for delivering video, voice and data services over cable, satellite and wireless networks. The company's "TRANsend" digital product line combines and customizes content from a variety of sources.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.


Networking Products
___________________


Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Redback Networks Inc., headquartered in Sunnyvale, California, provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. The company's subscriber management system connects and manages subscribers using digital subscriber line, cable and wireless technologies.


Semiconductors
______________


Applied Micro Circuits Corporation, headquartered in San Diego,
California, designs, makes and markets high-performance, high-bandwidth silicon products for automated test equipment, high-speed computing and military markets throughout the world.



Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.



Conexant Systems, Inc., headquartered in Newport Beach, California, makes semiconductor products for communications applications. The company's applications include personal computing, digital information and entertainment, wireless communications and network access.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.


Wireless Communications
_______________________


L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.


     Equity Securities Selected for e-Business FlexPortfolio Series

Horizontal Portals
__________________


America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.



Ariba, Inc., headquartered in Sunnyvale, California, provides Internet- and intranet-based business-to-business e-commerce solutions for operating resources that include information technology and telecommunications equipment, professional services, facilities and office equipment, and expense items.



Commerce One, Inc., headquartered in Walnut Creek, California, provides business-to-business electronic procurement solutions. The company's "The Commerce Chain Solution" dynamically links buying and supplying organizations into real-time trading communities, increasing efficiency and significantly reducing operational costs across the entire indirect supply chain.



PurchasePro.com, Inc., headquartered in Las Vegas, Nevada, provides Internet business-to-business e-commerce services. The company's solution is a standard platform for small- and medium-sized businesses as well as corporate purchasing departments to buy and sell products in secure, online, open and private marketplaces.



VerticalNet, Inc., headquartered in Horsham, Pennsylvania, is one of the Internet's leading creators and operators of vertical trade communities. The company leverages the interactive features and global reach of the Internet to create multi-national, targeted business-to-business communities. These narrowly focused Web sites attract buyers and sellers from around the world by catering to individuals with similar professional interests. The company's communities include industries such as electronics, environment and services.



Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.


Infrastructure
______________


BEA Systems, Inc., headquartered in San Jose, California, markets and supports software used by large organizations to enable and support their most critical business processes. The company's products have been adopted in a wide variety of industries, including telecommunications, banking and finance, manufacturing, retail and transportation.



BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP")



Digital Island, headquartered in San Francisco, California, is a leading provider of network services for globalizing e-Business applications. The Company serves corporations which operate in multiple countries that need to securely and consistently extend business-critical applications for marketing, selling, servicing or distributing products via the Internet.



Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.



Level 3 Communications, Inc., headquartered in Broomfield, Colorado, provides telecommunications and information services, including local, long distance and data transmission. The company is building the first international network optimized for Internet Protocol technology. The network will combine both local and long distance networks, connecting customers end-to-end across the United States and in Europe and Asia.



MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Portal Software, Inc., headquartered in Cupertino, California, develops, markets and supports customer management and billing software for providers of Internet-based services. The company's products provide account creation, user authentication and authorization, activity tracking, pricing and rating, and billing and customer service functions.



Scient Corporation, headquartered in San Francisco, California, provides eBusiness professional services that enable its clients to strengthen and improve competitive positions through new technologies and the Internet.



Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.



TIBCO Software Inc., headquartered in Palo Alto, California, provides software solutions enabling businesses to integrate internal operations, partners and customer channels in real time. The company's products and services enable computer applications and platforms to communicate across local or wide area networks, including the Internet.



VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.



Vignette Corporation, headquartered in Austin, Texas, Vignette
Corporation is a provider of Internet Relationship Management software products and services, which enable enterprises to develop and manage online customer relationships and to capitalize on Internet business opportunities.


Procurement
___________


Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



i2 Technologies, Inc., headquartered in Dallas, Texas, provides supply chain management software, which encompasses the planning and scheduling of manufacturing and related logistics from raw materials procurement through work-in-process to customer delivery. The company's product, "RHYTHM," generates integrated solutions to planning and scheduling problems.



International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.



Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence, and business applications.


Venture Capital
_______________


CMGI Inc., headquartered in Andover, Massachusetts, invests in and develops Internet companies; operates direct marketing companies and venture funds focused on the Internet; and, through subsidiaries, provides fulfillment services.



Internet Capital Group, Inc., headquartered in Wayne, Pennsylvania, is an Internet holding company primarily engaged in business-to-business, or B2B, e-commerce through a network of partner companies.


Vertical Portals
________________


Chemdex Corporation, headquartered in Palo Alto, California, is the leading provider of business-to-business e-commerce solutions for the life sciences industry. The company offers a complete solution that allows its customers to identify, locate and purchase life sciences research products.



Healtheon/WebMD Corporation, headquartered in Santa Clara, California, provides advanced Internet technology to connect healthcare participants and enable them to communicate, exchange information and perform transactions which cut across the healthcare maze. The company's services include the areas of membership, healthcare administration, financial management and clinical information.



pcOrder.com, Inc., headquartered in Austin, Texas, is a leading provider of Internet-based electronic commerce solutions that enable the computer industry's suppliers, resellers and end-users to buy and sell computer products online.


    Equity Securities Selected for New e-conomy FlexPortfolio Series

Bandwidth
_________


AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance and Internet services.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.


e-Business
__________


Ariba, Inc., headquartered in Sunnyvale, California, provides intranet and Internet-based business-to-business electronic commerce solutions for operating resources. Operating resources include information technology and telecommunications equipment, professional services, facilities and office equipment, and expense items.



BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



Commerce One, Inc., headquartered in Walnut Creek, California, provides Web-based, enterprise procurement solutions that link buying and supplying organizations into real-time trading communities. The company's "Commerce Chain Solution" automates the entire indirect goods and services supply chain.



Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.



Internet Capital Group, Inc., headquartered in Wayne, Pennsylvania, is an Internet holding company primarily engaged in business-to-business, or B2B, e-commerce through a network of partner companies.


e-Infrastructure
________________


Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.


Internet
________


America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.



CMGI Inc., headquartered in Andover, Massachusetts, invests in and develops Internet companies; operates direct marketing companies and venture funds focused on the Internet; and, through subsidiaries, provides fulfillment services.



Lycos, Inc., headquartered in Waltham, Massachusetts, owns and operates a free, global Internet navigation and community network which provides Web search and navigation, communications and personalization tools, home-page building and Web community services and a contemporary shopping center.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.


Wireless
________


L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Vodafone AirTouch Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 396, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; and The First Trust Combined Series 272 for purposes of the
representations   required  by  Rule  487  and   represents   the
following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 396, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 6, 2000.

                              FT 396

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   January 6, 2000
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )



       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated January 6, 2000 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-94023) and related Prospectus of FT 396.



                                               ERNST & YOUNG LLP


Chicago, Illinois
January 6, 2000


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 396 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).